

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 16, 2010

Via facsimile to ((617) 526-5000) and U.S. Mail

Jay E. Bothwick, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

>   **Re: Airvana, Inc.**
>   **Preliminary Schedule 14A**
>   **Filed January 14, 2010**
>   **File No. 001-33576**
>
>   **Schedule 13E-3**
>   **Filed January 15, 2010**
>   **File No. 005-83779**

Dear Mr. Bothwick:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note that Parent is owned by affiliates of S.A.C. Private Capital Group, LLC, GSO Capital Partners LP, Sankaty Advisors LLC, and Zelnick Media. We believe these entities are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included. Please refer to Section III of Release No. 34-17719 and Compliance

and Disclosure Interpretation 201.05 (available on our website) for additional guidance.

2.   On a related note, please tell us why you appear to believe that the various spouses and trusts related to the Rollover Stockholders are not filing purposes for purposes of Schedule 13E-3.

3.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. In addition, be sure that each new filer signs the Schedule 13E-3.

4.   General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons added in response to the preceding comments.

Introduction, page 1

5.   Please revise the last paragraph on page 1 to remove any indication that the filing does not constitute an admission by any filing person that it is an affiliate of Airvana.

Preliminary Schedule 14A

Cover page

6.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet

7.   We note your disclosure here (on page 5) and elsewhere in the proxy statement that the special committee determined that the merger agreement is "fair to, advisable and in the best interests of the Company and the holders of Airvana common stock (other than the Rollover Stockholders)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer.

Questions and Answers About the Merger and the Special Meeting, page 9

8.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the proxy statement</u>, <u>immediately</u> following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it such that the "Special Factors" follow the Summary Term Sheet section.

9.   Please revise this section to avoid duplication of the disclosure already appearing in the Summary Term Sheet.

Special Note Regarding Forward-Looking Statements, page 14

10.   Please revise to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 since the safe harbor included therein is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

11.   We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect future events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and re-circulated to comply with those rules as necessary.

Reasons for the Merger, page 33

12.   Please revise the seventh bullet point under the caption "Prospects in Remaining Independent" to describe the "potential risks, rewards and uncertainties associated with those alternatives."

13.   Please address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the Goldman Sachs fairness opinion addressed fairness with respect to security holders other than the Rollover Stockholders, rather than all security holders unaffiliated with the company. While you disclose that the consideration to be paid to affiliated security holders who are not Rollover Stockholders is the same as for unaffiliated security holders, we note that affiliated security holders receive benefits that unaffiliated security holders do not.

14.   Provide the disclosure required by Item 1014(c) and (d) of Regulation M-A.

15. Refer to the disclosure in the first paragraph of page 38. Discuss how the consideration of the referenced interests specifically affected the fairness determination made by the special committee.

16. Refer to the disclosure in the second paragraph of page 38. You state that "some" of the analyses presented by Goldman Sachs to the special committee are summarized in your proxy statement. This appears to contradict disclosure on page 40 that refers to the analyses presented as being all of the material financial analyses delivered by Goldman Sachs to special committee. Please clarify.

Opinion of the Special Committee's Financial Advisor, page 39

17. We note the disclosure in the final bullet point on page 39 that Goldman Sachs reviewed "certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs' use by the Company, **including** Company management's Base Case, Upside Case and Downside Case Management Projections." (emphasis added) To the extent not already included in the proxy statement, please include all such "analyses and forecasts." Alternatively, please confirm that all such materials have been disclosed.

18. Please revise to disclose the data underlying the results described in the Implied Transaction Multiples and Selected Companies analyses. For example, disclose (i) the company's projected billings, EBITDA, earnings and earnings (ex-cash) used in conducting the Implied Transaction Multiples, (ii) the enterprise values, estimated revenues and billings, estimated EBITDA, estimated EPS, estimated EPS (ex-cash), estimated rate of growth of revenues and EBITDA and estimated EBITDA margins used in conducting the Selected Companies Analysis.

19. With respect to the Selected Companies Analysis, please explain why Goldman Sachs used the Company's stock price prior to the merger announcement rather than the merger price.

20. Also with respect to the Selected Companies Analysis, please explain why there are more companies included in Goldman Sachs' presentation to the special committee (page 30) than those included in the proxy statement.

21. For each analysis in this section show how Goldman Sachs arrived at the results disclosed and explain how the results obtained compare to the merger consideration and how they supported the fairness opinion.

22. Disclose the information required by Item 1015(b)(4) of Regulation M-A, including a quantification of all fees paid to Goldman Sachs, its affiliates and/or

unaffiliated representative by the Company or its affiliates during the past two years.

23.   Disclose whether the expense reimbursement to be made to Goldman Sachs is limited to a maximum amount or not.

Other Written Presentations by Goldman Sachs, page 48

24.   Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to every Goldman Sachs presentation referenced in this section.

Position of Parent, Merger Sub and the Other Buyer Filing Person as to the Fairness of the Merger, page 49
Position of Rollover Stockholders as to the Fairness of the Merger, page 52

25.   We note that the filing persons considered the financial advisor's opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether each filing person other than the Company adopted the financial advisor's analysis and opinion. Alternatively, revise your disclosure to include all of the disclosure required by Item 1014(b) of Regulation M-A.

26.   Provide the disclosure required by Item 1014(c) and (d) of Regulation M-A.

27.   Revise the last paragraph in each section to delete the statement that the disclosure "is believed to include all material factors" considered by the filing persons. What prevents the filing persons from making an unqualified statement in this respect?

Security Ownership of Certain Beneficial Owners and Management, page 102

28.   We note in the footnote relating to Mr. Deshpande's beneficial ownership the disclaimer of beneficial ownership "except to the extent of his pecuniary interest." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person (including those you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions